

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

February 8, 2011

Mr. Nitin Amersey, President
ABC Acquisition Corp 1502
300 Center Ave., Ste. 202
Bay City, MI 48708

> **Re:** **ABC Acquisition Corp 1502**
> **Amendment No. 2 to Form 10-12G**
> **Filed November 8, 2010**
> **Amendment No. 2 to**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed February 1, 2011**
> **File No. 000-54115**

Dear Mr. Amersey:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile: (404) 760-0225
        H. Grady Thrasher, IV, Esq.
        Joyce, Thrasher, Kaiser & Liss, LLC